Exhibit 99.1
BANCOLOMBIA ANNOUNCES RESULTS OF EXCHANGE OFFER
Medellín, Colombia, November 2, 2011 — Bancolombia S.A. (the “Bank”) announced today the results of its offer to exchange (the “Exchange Offer”) all of its outstanding unregistered 5.950% Senior Notes due 2021 (the “Old 2021 Notes”) and 4.250% Senior Notes due 2016 (the “Old 2016 Notes”, and together with the Old 2021 Notes, the “Old Notes”) for new 5.950% Senior Notes due 2021 (the “New 2021 Notes”) and new 4.250% Senior Notes due 2016 (the “New 2016 Notes”, and together with the New 2021 Notes, the “New Notes”), respectively, which have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The exchange offer expired at 5:00 p.m., New York City time, on October 27, 2011.
As indicated in the Bank’s announcement on October 19, 2011, the Exchange Offer expired at 5:00 p.m., New York City time, on Thursday, October 27, 2011. The Bank of New York Mellon, the exchange agent (the “Exchange Agent”) for the Exchange Offer, had advised that, in total, $995,643,000 aggregate principal amount of the Old 2021 Notes, representing approximately 99.56% of the aggregate principal amount outstanding of the Old 2021 Notes, and $501,650,000 aggregate principal amount of the Old 2016 Notes, representing approximately 96.47% of the aggregate principal amount outstanding of the Old 2016 Notes, were validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer. All of the Old Notes validly tendered and not validly withdrawn have been accepted for exchange pursuant to the terms of the Exchange Offer.
A total of $4,357,000 aggregate principal amount of the Old 2021 Notes and $18,350,000 aggregate principal amount of the Old 2016 Notes will remain outstanding.
Cautionary Note Regarding Forward Looking Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements address matters that involve risks and uncertainties. Actual results could differ materially from those indicated in such statements as a result of factors disclosed in the Prospectus under the heading “Risk Factors” and other factors described from time to time in the Bank’s reports filed with the Securities and Exchange Commission. These or other factors, many of which are outside of the Bank’s control, could have a material adverse effect on actual results. The Bank does not intend, and does not assume any obligation, to update its forward-looking statements. Certain monetary amounts, percentages and other figures included in this announcement have been subject to rounding adjustments.